C & J ENERGY SERVICES, INC. HEADQUARTERS 3990 Rogerdale Rd. — Houston, TX 77042 Phone: (713) 260-9900 — Fax: (713) 260-9981

September 5, 2014

Mr. Karl Hiller

Mr. Joseph Klinko

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	C&J Energy Services, Inc.

Form 10-K for the Fiscal Year ended December 31, 2013

Filed February 27, 2013

Comment Letter dated August 22, 2014

File 001-35255

Ladies and Gentlemen:

Set forth below are the responses of C&J Energy Services, Inc. (the “Company”, “we,” “us” or “our”), to additional comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 22, 2014, with respect to the Company’s Form 10-K for the Fiscal Year ended December 31, 2013, File No. 001-35255, filed with the Commission on February 27, 2013 (the “Form 10-K”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Company’s Form 10-K unless otherwise specified.

Form 10-K for the Fiscal Year ended December 31, 2013

Management’s Discussion and Analysis, page 34

Our Operating Segments, page 36

1.	We have read the disclosures that you proposed to include in response to prior comment one, regarding horsepower, capacity and utilization. We understand you will disclose utilization figures that will reflect equipment which is dedicated to a project/contract, i.e. at work, either on location or in transit to the project site specified in a contract. We also understand from our conference call on August 5, 2014, that when referring to equipment deployment, you have meant that active marketing of new equipment has commenced, and not that you have placed the equipment into service or assigned it to a particular project/contract. Please further revise your disclosures to clarify how you are using the term deployment and its variations when describing your periodic activities. You may either replace references to deployment with language that more precisely conveys the status of your equipment, e.g. “we began marketing” rather than “we deployed,” or otherwise clarify that deployment does not correlate with having secured incremental work for new equipment. Please also include your utilization figures on a comparative basis, for each period covered by your report.

United States Securities and Exchange Commission

September 5, 2014

RESPONSE:

We acknowledge the Commission’s comments and respectfully advise the Commission that in future filings we will expand upon our disclosures regarding deployment when we discuss our hydraulic fracturing, coiled tubing and wireline services to more clearly define what the term “deployment” means when used in our filings and how it applies to the management of our business, as further detailed below. We also confirm and respectfully advise the Commission that in future filings we will disclose and provide utilization figures on a comparative basis, for each period covered by the applicable report. Set forth below is an illustration of the proposed disclosure by service line, which we believe is consistent with all of the Commission’s comments on this matter, which we propose to include in future filings. The additional disclosures that we have proposed in response to the Commission’s additional comments included in its August 22, 2014 letter are underlined. We intend to provide this additional disclosure commencing with our Quarterly Report on Form 10-Q filing for the quarter ended September 30, 2014.

a.	Hydraulic Fracturing

As of [DATE OF REPORTING PERIOD END], we operated an aggregate [#] hydraulic horsepower (“HHP”) capacity[, having deployed [#] of incremental HHP capacity during the [PERIOD]]. We consider HHP to be deployed at such point that we have taken delivery of the equipment and made it available for immediate operations, regardless of whether we have secured work for the equipment at that time.

HHP is a measure of the pressure pumping capabilities of a pressure pump unit and each of our pressure pump units has approximately 2,000 HHP of pressure pumping capacity. We measure capacity for our hydraulic fracturing services based on the aggregate HHP in our hydraulic fracturing fleet that we have deployed, as the amount of HHP capacity that we have available for operations generally correlates to our ability to generate revenue. The HHP requirements for a hydraulic fracturing job varies widely based on numerous factors that are outside of our control, including the geological characteristics of the reservoir formation, the well structure and customer specifications. We have performed jobs with as little as 2,000 HHP, and jobs that have required as much as 44,000 HHP.

We generate revenue for the services provided and consumables (fluids and proppants) used in our hydraulic fracturing operations on a per job basis, which can consist of one or more fracturing stages. The number of fracturing stages, and the size and intensity of those fracturing stages, will vary significantly from job to job based on a number of factors, including the geological characteristics of the reservoir formation, the well structure and customer specifications. This directly impacts the amount of HHP capacity and hours of services provided and volume of consumables used in a hydraulic fracturing job. We typically charge prevailing market prices per hour for our services and charge at cost plus an agreed-upon markup for consumables used. We may also charge fees for the mobilization and set-up of equipment, any additional equipment used on the job, and other miscellaneous consumables. Generally, these fees and other charges vary depending on the equipment, personnel and consumables required for the job, as well as competitive factors and market conditions in the region in which the services are performed. Given these variables, revenue and operating margins may vary substantially from job to job, from customer-to-customer and from month-to-month.

We measure our activity levels, or utilization, by the total number of days that our aggregate HHP capacity works on a monthly basis. We generally consider our HHP capacity to be working such

United States Securities and Exchange Commission

September 5, 2014

days that it is at or in transit to a job location, regardless of the number of hours worked or whether it generated any revenue during such time. Our management team monitors this measure of asset utilization for purposes of assessing our overall activity levels and customer demand and efficiently allocating our assets. However, asset utilization is not indicative of our financial and/or operational performance and should not be given undue reliance. During the [PERIOD], our aggregate HHP capacity was approximately [#]% utilized, based on a 30 calendar day month, compared to [#]% utilized during the [COMPARATIVE PERIOD].

Our operating strategy includes maintaining high asset utilization levels to maximize revenue generation, which is why we have focused on those markets requiring significant pumping services, substantial HHP capacity, and large volumes of consumables. Our hydraulic fracturing assets are concentrated in operating areas characterized by complex, technically demanding, service intensive work with higher horsepower requirements. We also target customers that favor 24-hour operations and multi-well pad drilling as part of our effort to maximize revenue generation. However, even if we are able to obtain a job-mix weighted towards greater revenue generating activities, this may not result in improved profitability. Given the cyclical nature of activity drivers in the U.S. land market areas coupled with the high labor intensity and costs of these services, operating margins can fluctuate widely depending on supply and demand at a given point in the cycle.

b.	Coiled Tubing Services

As of [DATE OF REPORTING PERIOD END], we operated [#] coiled tubing units[, having deployed [#] new coiled tubing units during the [PERIOD]]. We consider a coiled tubing unit to be deployed at such point that we have taken delivery of the equipment and made it available for immediate operations, regardless of whether we have secured work for the equipment at that time. We measure capacity for our coiled tubing services primarily based on the total number of coiled tubing units that we have deployed, as the coiled tubing units that we have available for operations generally correlates to our ability to generate revenue.

We generate revenue for the services provided and consumables (such as stimulation fluids, nitrogen and coiled tubing materials) used in our coiled tubing operations on a per job basis. The type and amount of required services and service intensity will vary significantly from job to job based on a number of factors, including the geological characteristics of the reservoir formation, the well structure and customer specifications. We typically charge prevailing market prices per hour for our services and charge at cost plus an agreed-upon markup for any consumables used in performing our services. We may also charge fees for set up and mobilization of equipment, the personnel on the job and any additional equipment used on the job. Generally, these fees and other charges vary depending on the type of service to be performed and the equipment and personnel required for the job, as well as competitive factors and market conditions in the region in which the services are performed. Given these variables, revenue and operating margins may vary substantially from job to job.

We measure our activity levels, or utilization, for our coiled tubing services primarily by the total number of days that our aggregate coiled tubing units work on a monthly basis. We generally consider a coiled tubing unit to be working such days that it is at a customer job location, regardless of the number of hours worked or the amount of revenue generated during such time. Our management team monitors this measure of asset utilization for purposes of assessing our overall activity levels and customer demand and efficiently allocating our assets. However, asset utilization is not indicative of our financial and/or operational performance and should not be

United States Securities and Exchange Commission

September 5, 2014

given undue reliance. During the [PERIOD], our coiled tubing services were approximately [#]% utilized, based on available working days per month, which excludes scheduled maintenance days, compared to [#]% utilized during the [COMPARATIVE PERIOD].

c.	Wireline Services

As of [DATE OF REPORTING PERIOD END], we operated [#] wireline units [, having deployed [#] new wireline units during the [PERIOD]]. We consider a wireline unit to be deployed at such point that we have taken delivery of the equipment and made it available for immediate operations, regardless of whether we have secured work for the equipment at that time.

We measure capacity for our wireline services primarily based on the total number of wireline units that we have deployed, as the wireline units that we have available for operations generally correlates to our ability to generate revenue. We generate revenue for our wireline services on a per job basis at agreed-upon spot market rates. Wireline jobs are short-term in nature, typically lasting only a few hours to a few days.

We measure our activity levels, or utilization, for our wireline services primarily by the total number of days that our aggregate wireline units work on a monthly basis. We generally consider a wireline unit to be working such days that it is at or in transit to a job location, regardless of the number of hours worked or whether it generated any revenue during such time. Our management team monitors this measure of asset utilization for purposes of assessing our overall activity levels and customer demand and efficiently allocating our assets. However, utilization is not indicative of our financial and/or operational performance and should not be given undue reliance. During the [PERIOD], our wireline services were approximately [#]% utilized, based on a 30 calendar day month, compared to [#]% utilized during the [COMPARATIVE PERIOD].

Form 8-K filed June 26, 2014

Exhibit 99.1

2.	We understand from your response to prior comment three and our phone conference on August 5, 2014, that you have not yet determined whether you or the Completion and Production Businesses of Nabors Industries Ltd. will be the accounting acquirer if your merger agreement is consummated, and that you will submit an analysis and accounting plan once the details have been finalized. Please clarify the uncertainty about this matter in your public disclosures regarding the status of your merger agreement.

RESPONSE:

We acknowledge the Commission’s comment and appreciate the Commission’s patience with respect to this matter. We have now completed our analysis as to whether we are the proper accounting acquirer under the guidance provided in FASB ASC 805. Accordingly, today we and Nabors Industries Ltd. jointly submitted a letter to the Office of the Chief Accountant of the Commission (the “OCA”) to request the OCA not object with our conclusion that for purposes of applying the guidance in FASB ASC 805, we are the “accounting acquirer” in our proposed merger with Nabors Red Lion. We propose to publicly discuss and reflect the OCA’s determination in our upcoming Form S-4 filing.

United States Securities and Exchange Commission

September 5, 2014

Pursuant to your request, in connection with responding to these comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Stephen M. Gill of Vinson & Elkins L.L.P. at (713) 758-4458 or sgill@velaw.com.

Very truly yours,

C&J ENERGY SERVICES, INC.

By:	/s/ Randall C. McMullen, Jr.
Name:	Randall C. McMullen, Jr.
Title:	President and Chief Financial Officer

Enclosures

cc:	Stephen M. Gill, Vinson & Elkins L.L.P.